UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

AIM IMMUNOTECH INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00901B105

(CUSIP Number)

Todd Deutsch

Ted D. Kellner

c/o Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

Attn: John J. Harrington

(216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00901B105

1.	Names of Reporting Persons Todd Deutsch
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,716,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,716,100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.0%(1)
14.	Type of Reporting Person IN

(1)

Percentage ownership based on 57,136,680 shares outstanding as reported in a prospectus supplement filed pursuant to Rule 424 by the Company with the Securities and Exchange Commission on July 25, 2024.

CUSIP No. 00901B105

1.	Names of Reporting Persons Ted D. Kellner
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 394,000
	8.	Shared Voting Power 1,099,000
	9.	Sole Dispositive Power 394,000
	10.	Shared Dispositive Power 1,099,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.6%(1)
14.	Type of Reporting Person IN

(1)

Percentage ownership based on 57,136,680 shares outstanding as reported in a prospectus supplement filed pursuant to Rule 424 by the Company with the Securities and Exchange Commission on July 25, 2024.

SCHEDULE 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2023 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed on August 7, 2023, Amendment No. 2 thereto filed on August 28, 2023, Amendment No. 3 thereto filed on January 3, 2024, Amendment No. 4 filed on July 15, 2024 and this Amendment No. 5, the “Schedule 13D”) by Todd Deutsch and Ted D. Kellner (the “Reporting Persons”) with respect to the Common Stock, par value $0.001 per share, of AIM ImmunoTech Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 4 and 6 to the extent set forth below.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

On July 26, 2024, Mr. Kellner filed a motion for reargument with the Delaware Supreme Court. Mr. Kellner requested that the court declare he is entitled to relief from the inequitable conduct of the AIM board of directors and that the action be remanded for further proceedings requiring AIM to accept Mr. Kellner’s nominations at the next annual or special meeting. The motion also asked for clarification that the trial court retains jurisdiction for any fee applications. Mr. Kellner’s motion was denied on July 29, 2024.

The Reporting Persons continue to review alternatives that may be available to them as described in Amendment No. 4. In connection with this review, the Reporting Persons note that the Company has announced that it plans to amend its bylaws to comport with the ruling of the Delaware Supreme Court. The Reporting Persons will consider the Company’s amended bylaws once available.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The Group Agreement entered into by the Reporting Persons and Mr. Chioini on July 26, 2023, as amended on January 3, 2024, automatically expired in accordance with its terms on July 26, 2024. Notwithstanding the expiration of the Group Agreement, the Reporting Persons, together with Mr. Chioini, continue to coordinate with respect to the actions described in Item 4 above. As such, the Reporting Persons would likely be deemed to remain a “group” within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons, together with Mr. Chioini, expect to consider whether to renew or replace the Group Agreement as part of their ongoing review.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 30, 2024

TODD DEUTSCH

By: /s/ Todd Deutsch

TED D. KELLNER

By: /s/ Ted D. Kellner